UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Furniture Brands International, Inc.

(Name of Issuer)

Common Stock, $1.00 stated value

(Title of Class of Securities)

360921100

(CUSIP Number)

Jason G. Bernzweig

SCSF Equities, LLC

5200 Town Center Circle, Suite 600

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with a copy to-

Stephen Fraidin

Thomas W. Christopher

Kirkland & Ellis LLP

Citigroup Center

153 E. 53rd Street

New York, New York  10022

(212) 446-4800

March 28, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) SCSF Equities, LLC 20-2978626

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Offshore Fund, Ltd. 20-4202392

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Fund, LP 20-0768577

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities Advisors, LP 20-0768517

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sun Capital Securities, LLC 20-0768441

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 360921100

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)

	8.	Shared Voting Power 4,581,881 (See Item 5)

	9.	Sole Dispositive Power 0 (See Item 5)

	10.	Shared Dispositive Power 4,581,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,581,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.45%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 hereby amends the Statement on Schedule 13D (this “Statement”) originally filed on March 2, 2007, as amended by Amendments No. 1 through No. 4, by SCSF Equities, LLC, a Delaware limited liability company, Sun Capital Securities Offshore Fund, Ltd., a Cayman Islands corporation, Sun Capital Securities Fund, LP, a Delaware limited partnership, Sun Capital Securities Advisors, LP, a Delaware limited partnership, Sun Capital Securities, LLC, a Delaware limited liability company, Marc J. Leder and Rodger R. Krouse with respect to the common stock, $1.00 stated value per share (the “Common Stock”), of Furniture Brands International, Inc., a Delaware corporation (the “Issuer”) as follows:

Item 4.                               Purpose of Transaction

The shares of Common Stock were acquired as part of the proprietary trading strategy of the Reporting Persons.  The Reporting Persons intend to optimize the value of their investments and, therefore, review from time to time the Issuer’s business affairs, financial position, governance, management, capital structure, future plans and contractual rights and obligations and consider all alternatives available to the Reporting Persons with respect to their investment.  As part of such review, the Reporting Persons may also, from time to time, seek to meet with and have discussions with the Issuer’s management and directors and, further, may communicate with other holders of the Common Stock to understand their views of the Issuer’s operating strategy and financial performance.  Based on such review, the Reporting Persons currently intend to nominate certain individuals for election as directors of the Issuer at the Issuer’s 2008 annual meeting of stockholders or any other meeting in lieu thereof and solicit proxies with respect to such nomination.   In connection with the foregoing, on March 28, 2008, the Reporting Persons served the Issuer with a demand pursuant to Section 220 of the Delaware General Corporation Law to inspect the stockholders list and certain related records of the Issuer, a copy of which is attached hereto as Exhibit 99.1 and incorporated herein by reference.  On the same day, the Reporting Persons also submitted a written request to the Issuer pursuant to Rule 14a-7 under the Securities Exchange Act of 1934, as amended, with respect to the use of the Issuer’s stockholders list, a copy of which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

In addition to the foregoing, the Reporting Persons may engage the Issuer in discussions that may include one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.  Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, the outcome of the discussions with the Issuer’s management, directors and/or stockholders, the outcome of the election of directors at the Issuer’s 2008 annual meeting of stockholders, actions taken by the Board of Directors of the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, acquiring or disposing the Common Stock or other securities of the Issuer through open market transactions, privately negotiated transactions, a tender offer, a merger, an exchange offer, or otherwise, engaging in any hedging or similar transactions with respect to the Reporting Person’s holdings of the Issuer’s Common Stock or other securities and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 6.                               Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth in Item 4 of this Statement, which is incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Schedule 13D, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                               Materials to be Filed as Exhibits

Exhibit No.	Description
99.1	Stockholder List Access Demand Pursuant to Section 220 of Delaware General Corporation Law, dated March 28, 2008.

99.2	Stockholder List Use Request Pursuant to Rule 14a-7 under the Securities Exchange Act of 1934, as amended, dated March 28, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	March 28, 2008	SCSF Equities, LLC

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Securities Offshore Fund, Ltd.

By:	*
Name:	Marc J. Leder
Its:	Director

Sun Capital Securities Fund, LP

By:	Sun Capital Securities Advisors, LP
Its:	General Partner

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Securities Advisors, LP

By:	Sun Capital Securities, LLC
Its:	General Partner

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

Sun Capital Securities, LLC

By:	*
Name:	Marc J. Leder
Its:	Co-CEO

*
Name:	Marc J. Leder

*
Name:	Rodger R. Krouse

The undersigned, by signing his name hereto, does sign and execute this Amendment No. 5 to Schedule 13D pursuant to the Power of Attorney executed by the above Reporting Persons and filed herewith on behalf of the Reporting Persons.

Dated: March 28, 2008	*By:	/s/ Jason G. Bernzweig	Attorney in Fact
Jason G. Bernzweig